

07008002

BB 11/9

OMB APPROVAL	
OMB Number:	3235-0123
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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pioneer Portfolio Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Keith Street
(No. and Street)

Copiague (City) NY (State) 11726 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roy Kirton 631-789-2688
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sands + Co.
(Name – *if individual, state last, first, middle name*)

83 Fire Island Ave (Address) Babylon (City) NY (State) 11702 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CH 11/9

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10

OATH OR AFFIRMATION

I, Roy Kirton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pioneer Portfolio Corp., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DEBORAH TRINCERI
Notary Public, State of New York
No. 01TR6104999
Qualified in Suffolk County
Commission Expires Feb. 2, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PIONEER PORTFOLIO CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED JUNE 30, 2007

Contents

Contents	Page
Auditor's report on financial statements	1
Financial Condition	2
Statement of operations	3
Statement of changes in stockholders' equity	4
Statement of cash flows	5
Notes to financial statements	6 - 7
Supplemental information	8
Blank page	9
Facing pages	10 - 11
Schedule I - Focus report	12 - 21
Additional supplemental information	22
Blank page	23
Schedule II - Computation of net capital	24
Schedule III - Methods of consolidation	25
Schedule IV - Reserve requirements	26
Schedule V - Computation of 15C 3-1	27

SANDS & CO.
CERTIFIED PUBLIC ACCOUNTANTS
83 FIRE ISLAND AVENUE
BABYLON, NEW YORK 11702

PHONE (631) 539-2927
FAX (631) 539-4326


SEC MAIL PROCESSING
RECEIVED
AUG 28 2007
WASH, D.C.
182
SECTION

INDEPENDENT AUDITOR'S REPORT

August 27, 2007

The Board of Directors and Stockholders of
Pioneer Portfolio Corporation

We have audited the accompanying statement of financial condition of Pioneer Portfolio Corporation as of June 30, 2007, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Portfolio Corporation as of June 30, 2007 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchanges Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sands & Co

PIONEER PORTFOLIO CORPORATION
FINANCIAL CONDITION
JUNE 30, 2007

ASSETS

Current assets:	
Cash	$ 6,268
Loan receivable - affiliate	14,641
Total current assets	20,909
Furniture and fixtures net of accumulated depreciation of $15,430 - Note 1	-
Total assets	$ 20,909

LIABIITIES & STOCKHOLDERS' EQUITY

Current liabilities:	
Accrued expenses	$ -
Total liabilities	-
Stockholders' equity:	
Common stock - 30 shares authorized, and issued	30,000
Additional paid in capital	1,000
Retained earnings	(5,091)
	25,909
Less: Treasury stock, 20 shares at cost	5,000
Total stockholders' equity	20,909
Total liabilities and stockholders' equity	$ 20,909

The accompanying Notes to Financial Statements are an integral part of the financial statements

PIONEER PORTFOLIO CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2007

Revenue:	
Commissions	$ 13,144
Operating expenses:	
N.A.S.D. fees	1,613
Professional fees	2,010
Rent	6,600
Office and miscellaneous	8,082
	18,305
Income from operations	(5,161)
Provision for income tax expense	-
Net Income	$ (5,161)

The accompanying Notes to Financial Statements are an integral part of the financial statements.

PIONEER PORTFOLIO CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2007

Retained earnings - beginning	$ 70
Net Loss	(5,161)
Retained earnings - ending	$ (5,091)

The accompanying Notes to Financial Statements are an integral part of the financial statements

PIONEER PORTFOLIO CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2007
INCREASE (DECREASE) IN CASH

Cash flows from operating activities:	
Net Loss	$ (5,161)
(Increase) Decrease in:	
Loans	14,400
Increase (Decrease) in:	
Accrued expenses	(8,967)
Net cash provided by operating activities	5,433
Net cash provided by financing activities	-
Net increase in cash	272
Cash at beginning of year	5,996
Cash at end of year	$ 6,268

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Income taxes	-

The accompanying Notes to Financial Statements are an integral part of the financial statements

PIONEER PORTFOLIO CORPORATION
Notes to Financial Statements
For the Year Ended June 30, 2007

Note 1. - Nature of the Business and Summary of Significant Accounting Policies

The Company's principal business is that of a registered broker-dealer subject to the rules and regulations of the National Association of Securities Dealers (NASD) and the Securities and Exchange Commission (SEC).

(a) Income Recognition - Income is recognized at the completion of each brokered transaction.

(b) Furniture and Fixtures - Furniture and fixtures are stated at cost. Depreciation has been calculated on a straight line basis over a five (5) year useful life.

(c) Income Taxes - Income tax expense includes federal and state taxes currently payable. This corporation is taxed as a "C" Corporation.

Note 2. - Related Party Transactions

The Company has a related stockholder with Pioneer Services, Inc. a non-registered company. The related party shares office space, on a month to month basis and charges various overhead expenses to the Company.

Note 3. - Income Taxes

The Company's provision for income taxes reflects amounts currently payable to the taxing authorities. There were no transactions that would cause the Company to record deferred income taxes.

The Company, for federal income tax purposes, is considered a member of a controlled group. Pursuant to Internal Revenue Code, the members of this controlled group of corporations consented that the Company's income be apportioned to the lowest tax bracket for the fiscal year ending June 30, 2007.

Note 4. - Regulations

As a registered broker-dealer, Pioneer Portfolio Corporation is subject to the requirements of rule 15C 3 -1 under the Securities Exchange Act of 1934. The basic concept of the rule is liquidity; its object to require a broker-dealer to have at all times sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its aggregate indebtedness from exceeding 15 times its net capital. On June 30, 2007, the Company's aggregate indebtedness and net capital, as defined were $0 and $6,268 respectively.

The minimum required net capital for Pioneer Portfolio Corporation is $5,000.

SUPPLEMENTAL INFORMATION

BLANK PAGE

SCHEDULE I

ANNUAL AUDITED FOCUS REPORT

FORM X-17A-5

PART IIA

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]
4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER: Pioneer Portfolio Corp. [13]

SEC FILE NO.: 8-35899 [14]

FIRM I.D. NO.: 11-2778039 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

20 Reith Street [20]
(No. and Street)

Copiague [21] NY [22] 11726 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 07/01/06 [24]

AND ENDING (MM/DD/YY): 06/30/07 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roy Kirton [30]

(Area Code) — Telephone No.: 631-789-2688 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: / OFFICIAL USE

	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______________ day of ______________ 20 ____

Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Sands + Co. [70]

ADDRESS

83 Fire Island Ave [71]	Babylon [72]	NY [73]	11702 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pioneer Portfolio Corp. | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 06/30/07 [99]
SEC FILE NO. 8-35899 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

Item	Allowable	Non-Allowable	Total
1. Cash	$ [200]		$ 6,268 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivable from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	14,641 [910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets	[535]	[735]	[930]
12. TOTAL ASSETS	$ [540]	$ [740]	$ 20,909 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pioneer Portfolio Corp. as of 6/30/07

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▼13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other ▼10	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ▼12	[1390] ▼14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▼9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]		[1410]	[1720]
B. Securities borrowings, at market value from outsiders $ [990]			
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ [1760]
Ownership Equity			
21. Sole Proprietorship		▼15	$ [1770]
22. Partnership (limited partners)	▼11 ($ [1020])		[1780]
23. Corporation:			
A. Preferred stock			[1791]
B. Common stock			30,000 [1792]
C. Additional paid-in capital			1,000 [1793]
D. Retained earnings			(5,091) [1794]
E. Total			[1795]
F. Less capital stock in treasury		▼16	(5000) [1796]
24. TOTAL OWNERSHIP EQUITY			$ 20,909 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 20,909 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pioneer Portfolio Corp as of 06/30/07

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 20,909	3480
2.	Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3.	Total ownership equity qualified for Net Capital			20,909	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 20,909	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) *	[17] $ 14,641	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	( )	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			[20] $ 6,268	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	[18]	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 6,268	3750

OMIT PENNIES

[30]

*This represents a related company transaction.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pioneer Portfolio Corp. as of 06/30/07

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	[3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	[3758]
13. Net capital requirement (greater of line 11 or 12)	$ 5,000	[3760]
14. Excess net capital (line 10 less 13)	$ 1,268	[3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 0	[3790]
17. Add:				
A. Drafts for immediate credit	$	[3800]		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	[3810]		
C. Other unrecorded amounts (List)	$	[3820]	$	[3830]
18. Total aggregate indebtedness			$ 0	[3840]
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 0	[3850]
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ n/a	[3970]
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	[3880]
23. Net capital requirement (greater of line 21 or 22)	$	[3760]
24. Excess capital (line 10 less 23)	$	[3910]
25. *Net capital in excess of the greater of:*		
A. 5% of combined aggregate debit items or $120,000	$	[3920]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form *and the market values of memberships in exchanges contributed for use of company* (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pioneer Portfolio Corp.

For the period (MMDDYY) from 070106 [3932] to 063007 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions	13,144	3939
d. Total securities commissions	13,144	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue		3995
9. Total revenue	$ 13,144	4030

EXPENSES

Item	Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		4120
11. Other employee compensation and benefits		4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	1,613	4195
15. Other expenses	16,692	4100
16. Total expenses	$ 18,305	4200

NET INCOME

Item	Amount	Code
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ (5,161)	4210
18. Provision for Federal income taxes (for parent only)		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4338]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ (5,161)	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 3,257	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pioneer Portfolio Corp.

For the period (MMDDYY) from 070106 to 063007

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$26,070	4240
A. Net income (loss)		(5,161)	4250
B. Additions (Includes non-conforming capital of	29 $ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$20,909	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $ n/a	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pioneer Portfolio Corp. as of 06/30/07

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k)(1) — $2,500 capital category as per Rule 15c3-1 4550
   - B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained 4560
   - C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 ____ 4335 4570
   - D. (k)(3) — Exempted by order of the Commission (include copy of letter) 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

ADDITIONAL SUPPLEMENTAL INFORMATION

BLANK PAGE

SANDS & CO.
CERTIFIED PUBLIC ACCOUNTANTS
83 FIRE ISLAND AVENUE
BABYLON, NEW YORK 11702

PHONE (631) 539-2927
FAX (631) 539-4326

August 27, 2007

Pioneer Portfolio Corporation
20 Reith Street
Copiague, NY 11726

Reference: Reconciliation of any material differences between the Audited Computation of Net Capital and the corresponding Unaudited Part IIA.

Report describing any material inadequacies found to exist or found to have existed since date of previous audit.

To The Board of Directors:

Pleased be advised that during the course of our audit engagement there were no material differences between the adjusted net capital requirement per 15C3-1 computation as prepared by Pioneer Portfolio Corporation on its Focus Report for the quarter ended June 30, 2007, and the computation prepared by this accounting firm on the audited annual Focus Report.

Furthermore, no material inadequacies existed in the accounting system, internal accounting control, and procedures for safe-guarding securities of Pioneer Portfolio Corporation for the year ended June 30, 2007.

Sands & Co

SANDS & CO.
CERTIFIED PUBLIC ACCOUNTANTS
83 FIRE ISLAND AVENUE
BABYLON, NEW YORK 11702

PHONE (631) 539-2927
FAX (631) 539-4326

SCHEDULE III

August 27, 2007

Pioneer Portfolio Corporation
20 Reith Street
Copiague, NY 11726

Reference: Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

To The Board of Directors:

With respect to the above referenced Reconciliation, please be advised that, as a single reporting entity with no consolidation with any other entity, there would be no need for the above referenced procedure.

Sands & Co

SANDS & CO.
CERTIFIED PUBLIC ACCOUNTANTS
83 FIRE ISLAND AVENUE
BABYLON, NEW YORK 11702

PHONE (631) 539-2927
FAX (631) 539-4326

SCHEDULE IV

August 27, 2007

Pioneer Portfolio Corporation
20 Reith Street
Copiague, NY 11726

Reference: Computation for Determination of Reserve Requirements pursuant to Rule 15C 3-3

To The Board of Directors:

Please be advised that you are not subject to the Reverse Requirements and the Possession or Control Requirements under Rule 15C 3-3 due to the fact that you do not clear transactions for customers of carry customer accounts.

Sands & Co

SANDS & CO.
CERTIFIED PUBLIC ACCOUNTANTS
83 FIRE ISLAND AVENUE
BABYLON, NEW YORK 11702

PHONE (631) 539-2927
FAX (631) 539-4326

SCHEDULE V

PIONEER PORTFOLIO CORPORATION
COMPUTATION OF NET CAPITAL UNDER 15 C 3 - 1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2007

Cash in bank	$ 6,268
Accounts receivable	-
Total current assets	6,268
Accrued expenses	-
Total current liabilities	-
Adjusted net capital	6,268
Minimum net capital	5,000
Excess net capital	$ 1,268

Sands & Co

END